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UBS V10 Currency Index with Volatility Cap
Monthly Performance Report - May 2012

•	Heightened concerns over political developments in Greece kept investors in risk-averse mode			AUD (-6.7%)	AUD came under heavy selling pressure in May mainly due to external forces as the principal drivers. The RBA cut the cash rate by a surprising 50bp and the trend in domestic data suggests they may cut further
•	The yen was the best performing G10 currency in May followed closely by the dollar
•	The V10 Index registered a loss of 5.6% (after fees) at month-end			NZD (-7.9%)	NZD was the worst performing currency amongst the G10 as it came under heavy selling pressure in May. Softer employment and confidence indicators did not work in NZD’s favour though the drivers were largely external
Index Description				SEK (-7.5%)	With the exception of NZD, the Swedish krona was the worst performing currency - the combination of a heavily long-positioned investor base, a deterioration in indicators and wider liquidation of risk assets saw SEK depreciate sharply against USD in the month

The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).
The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

				CHF (-6.6%)	The EURCHF floor has come under increasing pressure in May, with wider risk appetite keeping the cross pinned to the 1.20 level. SNB rhetoric has remained firm, with the bank committing to defend the peg at all costs by buying FX in unlimited quantities

				JPY (1.9%)	JPY was the best performing currency amongst the G10. Recent comments from BoJ also confirmed the view that BoJ is also in no hurry to ease and the yen’s status as a safe-haven currency has kept it in demand

				USD	Political developments in Greece and further tension in the Spanish financial sector and slowing global growth, particularly in China, kept the dollar in demand during the month

Source: UBS Research, UBS
Performance Influencing Factors				Currency	Spot[1]	Contr[2]	Currency	Spot[1]	Contr[2]
The yen was the clear winner among G10 currencies in May followed closely by the dollar which gained against all other currencies. Heightened concerns over political developments in Greece and the state of the Spanish banking sector kept investors in risk-averse mode throughout the month, with the euro especially under heavy selling pressure, losing close to 7% vs. the dollar. The Greek elections on May 6th resulted in a political deadlock as no major political party was successful in forming a coalition aimed at forming a new government. Eurozone troubles were exacerbated by the troubles in the banking sector in the peripheral countries, especially Spain. The Spanish government announced it would take control of one of Spain’s major banks and tried to assure depositors in the wake of increasing deposit outflows throughout the month. As the Eurozone crisis dragged on, the dollar continued to gain ground with no signal from the Fed that easing is imminent. Recent comments from BoJ also confirmed the view that BoJ is also in no hurry to ease and the yen’s status as a safe-haven currency has kept it in demand. These factors contributed to each of the Index currencies weakening against the USD except JPY, while the V10 strategy remained in a long carry position throughout this month. As a result, the performance of the currencies contributing to the strategy led to a monthly loss on the Index of 5.6%.
Source: UBS, UBS Research				NZD	-7.9%	-2.7%	CHF	-6.6%	2.1%
				AUD	-6.7%	-2.1%	JPY	1.9%	-0.6%
				SEK	-7.5%	-2.3%	USD

Graph 1: V10 and S&P 500 performance in May 2012

Source: UBS. Note: For illustration purposes only;
SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.
1) Spot performance of currency from 30 Apr 2012 to 31 May 2012 relative to USD. Individual currency performance is intended to explain only the performance of that currency relative to the USD and may not fully explain the movement of the Index over the period.
2) Contribution to the Index return over the period resulting from the peformance of the individual currency.

Date	Signal	High Yielding	Low Yielding
30-Apr-12	Long	AUD, SEK, NZD	CHF, JPY, USD
31-May-12	Long	AUD, SEK, NZD	CHF, JPY, USD
* There were no signal changes during the month

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Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 31 May 2012

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%	-3.4%	-9.8%	-4.2%	-1.5%	0.0%	-22.0%
2012	3.3%	3.9%	-1.8%	-0.9%	-5.6%								-1.4%

Source: UBS

Index performance and 65 day actual volatility

Index performance and volatility filter

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Performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance based on the daily indicative bid price for a $10 par value security at month-end for the three months ending May 2012.

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day. The total return below is calculated using the May 2012 indicative bid price provided by UBS relative to the public issuance price of $10 per security. The actual return that any investor may realize if they were able to sell their product prior to expiry will depend on the actual bid price, if any, at the time of sale, which may differ substantially from the indicative bid prices provided herein, and from the expected payment at maturity based on the terms of the product.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Mar-12	Apr-12	May-12	Total
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	7.67	7.62	7.21	-27.9%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	7.51	7.46	7.06	-29.4%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	7.63	7.58	7.17	-28.3%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	7.56	7.50	7.10	-29.0%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	7.54	7.49	7.09	-29.1%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	7.29	7.24	6.85	-31.5%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	7.42	7.37	6.97	-30.3%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	8.15	8.09	7.65	-23.5%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	8.06	8.00	7.54	-26.4%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	8.06	8.01	7.55	-26.3%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	7.89	7.85	7.38	-28.2%

1) Total return in the above table is not annualized

Source: UBS Price data taken from UBS internal systems

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk

Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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